UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Economic Contribution Report 2022 Bringing people and resources together to build a better world

In this report: 1 Our contribution 02 Chief Financial Officer’s review 04 FY2022 total economic contribution 06 Case study: Chile 07 Our business model 08 Social value 10 Case study: Western Australia Iron Ore 10 Case study: BHP Mitsubishi Alliance 11 2 Our approach to tax 12 Our Tax Principles 12 Our approach to transparency 13 Our contribution to development of tax policy 15 Our approach to tax governance 16 and risk management Our approach to compliance 17 Our approach to stakeholder engagement 19 3 Our payments 20 Our payments to governments 20 4 Additional information 26 Tax and our FY2022 Financial Statements 26 Basis of Report preparation 29 Glossary 31 Independent Auditor’s Report to the Directors 32 of BHP Group Limited Corporate directory 33 The Economic Contribution Report 2022 is available online at: bhp.com BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, its subsidiaries. BHP Economic Contribution Report 2022

BHP, bringing people and resources together to build a better world. Our values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: – Our people start each day with a sense of purpose and end the day with a sense of accomplishment. – Our teams are inclusive and diverse. – Our communities, customers and suppliers value their relationships with us and are better off for our presence. – Our asset portfolio is world class and sustainably developed. – Our operational discipline and financial strength enables our future growth. – Our shareholders receive a superior return on their investment. – Our commodities support continued economic growth and decarbonisation.

1 Our contribution

Global

Total economic contribution

Over last 10 years

US$90.5 bn

Global income taxes, royalty-related income taxes, royalties and other payments to governments

In FY2022

US$78.1 bn

Total economic contribution

Suppliers

US$18.8 bn

Payments made to our suppliers for the purchase of utilities, goods and services

Shareholders and investors[1]

US$37.3 bn

Dividend payments

Social investments[2,3]

US$186 m

Community contributions

Employees[2]

US$4.5 bn

Employee expenses for salary, wages and incentives

Around

80,000

Employees and contractors

Total payments to governments

US$17.3 bn

Income taxes, royalty-related income taxes, royalties and other payments to governments

32.1%

global adjusted effective tax rate

38.9%

once royalties are included

The data presented in this Report has been prepared in accordance with the 'Basis of Report preparation' section.

1 Includes an in specie dividend comprising shares in Woodside Energy Group Ltd (Woodside) as part of the merger of our Petroleum business with Woodside, which completed on 1 June 2022.

2 Calculated on an accruals basis.

3 Total social investment includes community contributions and associated administrative costs (including US$2.5 million to facilitate the operation of the BHP Foundation) and BHP's equity share in community contributions for operated and non-operated joint ventures. Our social investment commitment is not less than 1 per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years' pre-tax profits.

02 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Australia

Total economic contribution

Over last 10 years

~A$90.1 bn

(US$70.0 bn) in Australian taxes, royalty-related income taxes, royalties and other payments to governments

In FY2022

A$79.3 bn

(US$57.5 bn) Total economic contribution in Australia

Suppliers

A$16.5 bn[3]

(US$11.9 bn) payments made to our suppliers for the purchase of utilities, goods and services

Shareholders and investors[1]

A$39.6 bn[3]

(US$28.8 bn) Dividend payments

Social investments[2]

A$106 m[3]

(US$77 m) Community contributions

Employees[2]

A$4.6 bn[3]

(US$3.3 bn) Payments to employees

Around

50,000

Employees and contractors

Total payments to governments

A$18.5 bn[4]

(US$13.4 bn) in Australian taxes, royalty-related income taxes, royalties and other payments to governments

33.9%

Australian adjusted effective tax rate

42.7%

once royalties are included

BHP remains one of the largest taxpayers in Australia.

BHP expects to fund approximately 10% of total Australian company tax in FY2022[5].
BHP-operated projects contributed 9% and 13% of all revenue (excluding grants) in Queensland[6] and Western Australia[7], respectively.

The data presented in this Report has been prepared in accordance with the 'Basis of Report preparation' section.

1 Includes an in specie dividend comprising shares in Woodside as part of the merger of our Petroleum business with Woodside, which completed on 1 June 2022.
2 Calculated on an accruals basis.
3 FY2022 amounts for Australia are translated at the FY2022 average rate of AUD/USD 0.726.
4 Calculated based on A$ denominated payments.
5 Based on the actual corporate tax paid in FY2022 by BHP Group, and by comparison to budgeted 2021/2022 cash receipts per the 2022/2023 Commonwealth Budget.
6 Based on the actual cash contribution paid in FY2022 by BHP-operated projects (including 100% of BHP Mitsubishi Alliance's contribution), and by comparison to forecasted revenue data from the 2022/2023 Queensland Budget.
7 Based on the actual cash contribution paid in FY2022 by BHP-operated projects and by comparison to forecasted revenue data from the 2022/2023 Western Australia Budget.

BHP | Economic Contribution Report 2022 | 03

1 Our contribution continued Chief Financial Officer’s review I am pleased to provide BHP’s FY2022 Economic Contribution Report. BHP’s performance this year has been strong. There has been increased economic volatility, inflationary pressures and global supply chain disruption, but managing uncertainty and risk is a core part of our business, and our systems and processes have allowed us to address these additional challenges in a disciplined way. This, along with our focus on operational excellence, the quality of our assets, and our leading approach to social value means that we remain better positioned to consistently deliver strong results through the cycle. Our people have worked hard to support one another and keep our operations running safely and productively. This has enabled us to continue to provide significant support to local businesses, regional and Indigenous communities, to protect local jobs and pay taxes and royalties to governments. US$78.1 bn Our total economic contribution for FY2022 US$17.3 bn Our tax, royalty and other payments to governments 80,000 around Employees and contractors In FY2022, BHP announced a number of strategic decisions. We consolidated our dual listing to a single, primary listing in Australia, merged our Petroleum business with Woodside and invested US$5.7 billion in our Jansen Potash Project in Canada. These changes are reflected in this year’s reporting. BHP’s total direct economic contribution for FY2022 was US$78.1 billion. This includes payments to suppliers, wages and benefits for around 80,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate. In FY2022, our tax, royalty and other payments to governments totalled US$17.3 billion. Of this, 77.5 per cent or US$13.4 billion was paid in Australia. This makes BHP one of the largest corporate taxpayers in Australia in FY2022. During the last decade, we paid US$90.5 billion globally in taxes, royalties and other payments, including US$70.0 billion (approximately A$90.1 billion) in Australia. Our global adjusted effective tax rate in FY2022 was 32.1 per cent, which is broadly in line with our average adjusted effective tax rate over the past decade of 33.3 per cent. Once royalties are included, our FY2022 rate increases to 38.9 per cent. This significant contribution of taxation and royalty revenue to the countries where we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. We also create value for our shareholders and other investors through the returns we provide, such as dividends. In FY2022, we paid US$17.7 billion1 in cash dividends to shareholders. In addition, the Group paid an in specie dividend, in the form of shares in Woodside, to shareholders as part of the merger of BHP’s Petroleum business with Woodside. Our investments also create jobs and support the standard of living and further development of the countries that we invest in, particularly during a time where we are focusing on a post-pandemic recovery. As well as direct employment, in FY2022 we paid US$18.8 billion to our suppliers globally, with US$2.7 billion paid to local suppliers in the communities where we operate. BHP has a long-standing commitment to transparency. We recognise taxes are important sources of government revenue and are central to the fiscal policy and macroeconomic stability of countries. Paying the right amount of taxes and royalties enable governments to finance and deliver on national development plans for the benefit of the broader community to promote sustainable economic growth, full and productive employment, reducing poverty and inequality within and among countries. 1 This Economic Contribution Report is presented on a cash basis and captures the FY2021 final dividend and FY2022 interim dividend. In FY2022, our tax, royalty and other payments to governments totalled US$17.3 billion. During the last decade, we paid US$90.5 billion globally in taxes, royalties and other payments. 04 BHP Economic Contribution Report 2022

1 Our 2 Our approach 3 Our 4 Additional contribution to tax payments information We have disclosed details of our tax and royalty payments for more than 20 years and during that time we have continually updated and expanded our disclosures. This Report meets the requirements of the Australian Voluntary Tax Transparency Code and aims to provide a greater understanding of BHP’s global tax profile, tax contributions and the manner in which we govern and manage our tax obligations. Our Economic Contribution Report 2022 incorporates the requirements of the Global Reporting Initiative (GRI) Standard 207: Tax issued by the Global Sustainability Standards Board. BHP is subject to the different tax regimes that apply in each of those countries and complies with applicable taxation laws in all the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting measures. This information provides tax authorities around the world with details of how we conduct our business and how BHP’s entities transact with each other. We believe companies should pay their fair share of tax and countries should have taxation rights commensurate with value created in those countries. We also believe it is important that a country’s tax policy settings remain stable to provide businesses with the certainty needed to continue to operate and support the communities in the countries in which they operate. We support the work being undertaken by the OECD to reach a global solution to address the tax challenges of the digitalisation of the economy. For the extractives industry, as the right to extract commodities is inherently and substantially connected with the country in which the commodities are located, such countries should continue to have the right to tax profits associated with those commodities. Therefore, we support an outcome that results in the taxing rights in relation to profits associated with commodities remaining with production countries. We continue to contribute to the development of a solution that provides for a globally competitive tax system that supports economic growth and long-term sustainable tax contributions, and one that provides certainty and transparency on the taxing rights of profits associated with the extraction, sales and marketing of commodities. We are proud of our efforts to support the communities where we operate, and look forward to continuing to make a positive contribution in the future. David Lamont Chief Financial Officer BHP Economic Contribution Report 2022

1 **Our contribution** continued

FY2022 total economic contribution


US$6.8 bn
Total economic contribution
United Kingdom
US$57.5 bn
Total economic contribution
Australia
United States
US$1.8 bn
Total economic contribution
Chile
US$7.7 bn
Total economic contribution
Rest of the world
US$4.3 bn
Total economic contribution

Country	Payments to governments US$M	Payments to suppliers US$M	Payments to employees[1] US$M	Payments to shareholders and investors[3] US$M	Social investment[1] US$M	Total economic contribution US$M	Profit/(loss) before taxation[2] US$M	Number of employees/ contractors
Australia	13,379.2	11,937.2	3,368.7	28,776.8	76.9	57,538.8	36,036.1	49,420
Chile	2,604.4	4,290.7	732.5	4.2	22.0	7,653.8	5,556.2	24,620
United States	322.5	1,100.7	255.9	28.1	64.6	1,771.8	583.9	281
United Kingdom	312.8	198.1	12.8	6,275.9	0.1	6,799.7	(710.7)	68
Rest of the world	637.7	1,312.5	189.7	2,192.0	8.3	4,340.2	4,065.4	5,082
Total operations	**17,256.6**	**18,839.2**	**4,559.6**	**37,277.0**	**171.9**	**78,104.3**	**45,530.9**	**79,471**
Equity accounted investments								
Brazil (Samarco)	10.5	–	–	–	0.3	10.8	(675.5)	–
United States (Resolution)	–	–	–	–	1.1	1.1	(49.8)	–
Peru (Antamina)	453.4	–	–	–	12.0	465.4	719.8	–
United Kingdom (SolGold)	–	–	–	–	–	–	(11.9)	–
Other					1.1	1.1	(5.1)	
Total operations including equity accounted investments	**17,720.5**	**18,839.2**	**4,559.6**	**37,277.0**	**186.4**	**78,582.7**	**45,508.4**	**79,471**

1 Calculated on an accrual basis.
2 'Rest of the world' includes consolidation adjustments related to intra-group transactions.
3 Includes the value of the Woodside Energy Group Limited shares that were distributed to BHP shareholders through an in specie dividend.

06 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Summary of payments made

BHP's contribution to the global economy is significant.

In FY2022, our total direct economic contribution was US$78.1 billion, including payments to suppliers, wages and employee benefits, dividends and other payments to shareholders, taxes and royalties, as well as voluntary social investment in the communities where we operate. Of this, we paid US$17.3 billion globally in taxes, royalties and other payments to governments. Our global adjusted effective tax rate for Total operations was 32.1 per cent. Including royalties, this increases to 38.9 per cent.

The global adjusted effective tax rate for Continuing operations was 31.2 per cent[1] and 38.5 per cent inclusive of royalties. This significant source of taxation revenue assists governments to provide essential services to their citizens and invest in their communities for the future.

During FY2022, we paid US$17.7 billion in cash dividends to shareholders and investors. In addition, shareholders received an in specie dividend comprising shares in Woodside as part of the merger of BHP's Petroleum business with Woodside, which was completed on 1 June 2022. Based on Woodside's share price of US$21.39 (A$29.76) at 31 May 2022, the closing date of the transaction, the implied value of the in specie dividend was US$19.6 billion.

From 1 July 2021, we reduced our payment terms for small, local and Indigenous enterprises to seven days. This impacted over US$2.7 billion of payments across 31 countries and benefited over 4,000 suppliers.

As well as our direct economic contribution, we invested US$7.5 billion into our business through the purchase of property, plant and equipment, and expenditure on exploration.

This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers they rely on. For examples of this, refer to our case studies on pages 7, 10 and 11.

1 For more information, refer to '4 Additional information' of this Report.

Case study:

Chile
Contributing to the Chilean economy for more than three decades

BHP operates three copper mines in Chile: Escondida,[1] Spence and Cerro Colorado, located in the northern regions of Antofagasta and Tarapacá. The corporate headquarters of BHP in Chile are located in Santiago.

BHP-operated mines have produced around 24 per cent of all Chilean copper over the past 30 years, with a constantly increasing participation since the beginning of operations in 1990. This performance has been enabled by an investment of more than US$18 billion in the past decade.

Escondida has produced around 30 million tonnes of copper since 1990. The asset is the largest copper mine in the world, producing over 1 million tonnes of copper a year and operating with more than 16,000 employees and contractors. The investments in Escondida include more than US$4 billion in the construction of two desalination plants, which allowed the operation to stop the use of continental water and become 100 per cent supplied with desalinated water.

After 1,180 days of work, BHP completed the construction of Spence's new concentrator plant. This represented an investment of US$2.4 billion by BHP, employing 12,000 workers for its construction. The new concentrator will increase the lifespan of the mine by 50 years.

During the past five years, BHP has paid around US$3.8 billion each year to national suppliers. Since 2019, we have actively promoted the development of local small suppliers in the regions of Antofagasta and Tarapacá. BHP's Local Buying Program has created long-term business relationships between BHP operations and more than 1,200 local small to medium enterprises.

BHP-operated mines contributed more than US$8.7 billion[2] in first category income tax (corporate income tax) and mining tax in the past decade, representing more than 6.8 per cent of all the total revenues for first category income tax in the country and almost one-third of the revenues collected through the specific mining tax in Chile. During the same period, we contributed approximately US$1.6 billion in withholding tax on our share of dividends from Chile operations.

BHP Chile at a glance in FY2022

US$2.6 bn
taxes and other payments to Government

US$4.3 bn
payments to suppliers

around **25,000**
employees and contractors

23%
of Chilean copper production

1 BHP operates and owns 57.5 per cent of the Escondida mine, a joint venture with Rio Tinto (30 per cent) and Japan-based JECO Corp (12.5 per cent).
2 The figure above includes 100 per cent of Escondida.



Spotlight story

Ivar Álvarez is the founder of Boaz Spa, a small company based in Antofagasta, which provides tools, materials and other supplies for the mining industry.

In October 2020, the business joined our Local Buying Program and today, more than 90 per cent of its deals come from this source. According to the founder: "My first business deal was for US$80; the next one was for more than US$8,000. The growth has been exponential since."

To date, Boaz Spa has accumulated more than US$730,000 in sales through the program.

Working with the Local Buying Program has opened new opportunities for Boaz Spa, expanding its business to other regions in the country, like Tarapacá and the Santiago metropolitan region.

BHP | Economic Contribution Report 2022 | 07

1 Our contribution continued BHP’s purpose is to bring people and resources together to build a better world. Our business model What we do Development and mining We strive to achieve the industry’s best performance in safety, operational excellence, Process project management and and logistics allocation of capital. We process and refine ore, safely manage waste and efficiently and sustainably transport our products to customers. Our strategy Exploration We will responsibly manage the most resilient and acquisition long-term portfolio of assets, in highly attractive Sales, commodities, and will grow value through marketing and We seek to add high- being excellent at operations, discovering and quality Tier 1 copper and developing resources, acquiring the right assets procurement nickel interests through and options, and capital allocation. our exploration activities Through our differentiated approach to social We maximise value and early-stage entry and value, we will be a trusted partner who creates through our centralised acquisition options. value for all stakeholders. marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset life cycle to help minimise our impact and optimise post-closure value for all. 08 BHP Economic Contribution Report 2022

1 contribution Our 2 to Our tax approach 3 payments Our 4 Additional information We produce essential resources needed for continued economic growth and decarbonisation and we are committed to supply them safely, responsibly and efficiently. We are committed to creating long-term value for our shareholders and consider social value and financial value in the decisions we make. We believe this focus will help us attract greater value for all stakeholders in the communities where we operate and to society more broadly. It will also maintain sustainable value and returns for our shareholders. We do this at each step in our value chain. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to the communities where we operate. We work to promote integrity and sustainability by following best practices and supporting the work of the BHP Foundation to improve the governance of natural resources for the benefit of citizens of resource countries. The way we work provides a competitive advantage for our shareholders. Value is created for our shareholders and investors, including pension and superannuation funds, through paying dividends and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we are aligned with the interests of the communities where we operate and to society more broadly; our success and contributions are shared fairly. 1. Exploration and acquisition How we contribute Payments to suppliers Wages paid to employees Permits, licence fees and employment taxes We create and protect the value of our portfolio through the exploration and acquisition of new resources in future facing commodities. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of payments to governments. Contributions to communities include payments to suppliers and contractors for any construction or excavation work and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). Where acquisitions occur, our contribution can also include payments to governments, suppliers and contractors and the payment of licence fees. 2. Development and mining How we contribute Capital expenditure Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties Contributions to communities where we operate Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, directly in construction and more broadly through the provision of goods and services to the sites and workforce. Contributions to local communities begin to be made. Payments to governments are largely in the form of indirect taxes (such as goods and services taxes or excise fees) on equipment and materials, and employment taxes. 3. Process and logistics How we contribute Net profits – corporate taxes paid Royalties paid from extraction Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties Contributions to communities where we operate Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid; however, this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of an operation, payments to governments are significant. Community contributions continue through the operating life. Payments to shareholders and investors also increase as income from operations is generated. As we invest in long-term assets, we also create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors. 4. Sales, marketing and procurement How we contribute Payments to suppliers and contractors Wages paid to employees Corporate, employment and sales taxes, import duties Sales and Marketing and Procurement are separate core businesses of BHP, connected under the Commercial function. They are the link between BHP’s global operations, our customers and our local and global suppliers, and aligned to our assets. We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities where we operate. Sales and Marketing presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain. 5. Closure and rehabilitation How we contribute Payments to suppliers and contractors Corporate taxes paid if alternative revenue streams from post-mining land use are found Lower employment and sales taxes Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community. BHP Economic Contribution Report 2022 09

1 **Our contribution** continued

Social value

Social value is BHP's positive contribution to society – to our people, partners, the economy, the environment, and local communities. It is about creating enduring, mutual benefit for BHP, our shareholders and the broader community.

We recognise decisions we make have the potential to positively or negatively impact those around us and the environment. Our aim with social value is to be deliberate and proactive in taking into account the social and financial impact of the choices we make.

We aim to source and promote locally available goods and services as an important part of our external expenditure to help local communities thrive.

In addition, to help bolster Australia's skills base and create new career pathways into the mining sector, the BHP FutureFit Academy provides a pathway to join us in Australia through an accredited maintenance and production traineeship or a trade apprenticeship. In FY2022, the FutureFit Academy trained more than 417 apprentices and trainees, including 175 graduates. For more information refer to Operating and Financial Review 6 in our Annual Report.

We provide significant economic contribution to the communities and countries where we operate.

Transparency about our contributions helps build trust with our stakeholders. For more information refer to Our approach to transparency.

Case study:

Western Australia Iron Ore

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region.

Our State Agreements continue to deliver significant community and social benefits year-on-year through our ongoing social investments in infrastructure and services, many of which are developed and delivered in partnership with the communities where we operate.

In FY2022, our total community development expenditure in Western Australia was A$324.9 million. We have spent A$60.7 million with small, local businesses through the Local Buy Program, resulting in more local jobs and training opportunities in Western Australia.

We increased our spend with Traditional Owners and Indigenous businesses by 69 per cent on the previous year to A$158.5 million with A$72.6 million of this spend with 33 Traditional Owner businesses. Through our Project Rise initiative, we are on target to achieve a A$300 million annual spend by 2024.

We also officially opened our South Flank mine in October 2021. South Flank is BHP's most technically advanced mine and once ramped up, will create the largest iron ore operating hub in the world. It will sustain more than 600 ongoing jobs, plus opportunities for hundreds of local businesses and billions of dollars in royalties to Western Australia.

We brought new team members to WAIO, including 78 apprentices and 133 new to the industry. We also invested A$44 million into community projects that benefit the Pilbara, including our ongoing partnership with Child Australia to improve childcare services in Newman and Port Hedland, funding for Pilbara Aboriginal medical services to employ additional general practitioners and provide PPE, and vaccination support and other health initiatives for regional and remote communities. These types of contributions support the resilience of the environment and the communities where we operate, and align with our broader business priorities.

BHP has contributed more than A$17 billion in iron ore royalties in the past decade and more than A$3.9 billion in social, community and training programs across Western Australia since 2013.

WAIO at a glance in FY2022

A$9.4 bn
(US$6.9 bn) total taxes[1]

A$3.5 bn
(US$2.5 bn) state royalties and other payments to governments

A$9.0 bn[2]
(US$6.5 bn) payments to suppliers

around **12,500**
employees and contractors

1 This includes amounts allocated under the tax funding arrangement of the Australian tax consolidated group. Refer to the table in Payments made on a project-by-project basis.
2 Amount is translated at the FY2022 average rate of AUD/USD 0.726.



Spotlight story

WAIO has established Project Rise, a strategic initiative led by senior asset and function leaders to facilitate collaboration, alignment, support and more business opportunities between BHP, Traditional Owners and Indigenous suppliers.

Coinciding with its launch of Project Rise, BHP announced the signing of a A$9.2 million contract with Karlka FenceWright, a wholly owned subsidiary of the Karlka Nyiyaparli Aboriginal Corporation.

Under the contract, Karlka will fabricate and install approximately five kilometres of fencing at six of WAIO's villages in Newman, which house 1,350 fly-in, fly-out workforce residents. Up to 80 people will be employed on the fencing project and Karlka is seeking to employ Indigenous people in at least 15 per cent of those roles. Many of the fencing panels will feature the work of Traditional Owner, senior Nyiyaparli elder and artist Victor Parker. The fencing upgrade is part of a A$300 million security upgrade project across all WAIO camps.

The Karlka contract represents BHP's commitment to long-term, meaningful relationships with Traditional Owner groups and follows other recent contract awards, valued at over A$150 million.

10 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Case study:

BHP Mitsubishi Alliance

The BHP Mitsubishi Alliance (BMA) is a 50:50 joint venture between BHP Group Limited and Mitsubishi Development Pty Ltd formed in 2001.

The corporate headquarters of our Coal business is located in Brisbane and the operations are based in Central Queensland.

BMA is Australia's largest seaborne exporter of metallurgical (steelmaking) coal mined from our seven Bowen Basin coal mines (Blackwater, Broadmeadow, Caval Ridge, Daunia, Goonyella Riverside, Peak Downs and Saraji), as well as the Hay Point Coal Terminal.

BHP's operations in Queensland continue to make a significant contribution to Queensland and the Australian economy, and have done so for over half a century.

In the past decade, BMA mining operations have been a major contributor of royalties, paying approximately A$12 billion in royalties to the Queensland Government, with A$3 billion paid in FY2022 alone.

In addition, in FY2022, BMA voluntarily invested A$13.72 million on health, education and environmental projects in the Bowen Basin.

We also funded an additional A$8 million towards a testing and vaccination centre in Moranbah during FY2021 and FY2022.

BMA also makes contributions to industry partnerships that support regional communities, including investing in the Resource Community Infrastructure Fund (RCIF). In the last three years, projects funded by the RCIF include:

- A$8 million for the redevelopment of the Moranbah Community Centre
- A$980,000 to expand disability accommodation in Emerald
- A$8 million into affordable housing in the Isaac region
- A$695,000 for a patient transfer facility at the Royal Flying Doctors Service in Emerald

BHP is proud of its contribution to regional Queensland. We believe we are successful when we work in partnership with regional communities and where we can, we employ local people and purchase local goods and services through our supply chains.

BMA at a glance in FY2022

A$6.8 bn[1]
(US$4.9 bn) payments to suppliers

around **10,000**
employees and contractors

1 Amount is translated at the FY2022 average rate of AUD/USD 0.726.


Jasper



Spotlight story

Rhiannon has lived in Dysart her whole life and runs Rhiche Boutique and an administration solutions business in the town's heart with her sister-in-law, Chelsea.

Rhiche Boutique is one of more than 880 local suppliers benefiting from the BHP Local Buying Program.

"Since joining the program last year, our customer base has definitely grown. People come in to buy gifts for their families or partners with Local Buy vouchers and often spend more!"

"BHP really gets involved in the community and is great at engaging local businesses, and we hope even more Dysart businesses can access buying opportunities with them."

Rhiannon's business is just one of the local suppliers in the Bowen Basin who has benefited from our contribution to the local communities. This is another way BHP is supporting the services that keep our communities going.

BHP | Economic Contribution Report 2022 | 11

2 Our approach to tax Our Tax Principles Our Charter and Our Code of Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose, values and how we measure our success. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which helps guide our daily work. It demonstrates how we practically apply the commitments and values set out in Our Charter. Our approach to tax is underpinned by Our Charter and Our Code, and is embodied in our Tax Principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2022, we conducted assurance that we have adhered to our Tax Principles. The six principles set out below govern our global approach to tax: 1. Transparency We are transparent about the taxes and royalties that we pay to governments because we believe that openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate. 2. Corporate citizenship We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. 3. and Risk governance management We are committed to strong governance. We seek to identify, assess, control and report tax risks in accordance with our global Risk Framework. Risks identified as material are reported to the Risk and Audit Committee. For more information refer to page 16. 4. Business rationale Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. 5. Compliance We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines, and based on the arm’s length principle. 6. Advocating reform We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions. 12 BHP Economic Contribution Report 2022

1 Our contribution 2 Our to tax approach 3 payments Our 4 Additional information Our approach to transparency BHP has a strong commitment to demonstrating the highest standards of corporate governance and transparency. Being open about taxes and royalties we pay to governments helps build trust with our shareholders, employees, customers, the communities where we operate and other stakeholders. Transparency allows an informed debate on the integrity of tax regimes and the contribution we do and should make in the countries where we operate. This commitment is reflected in our support of global transparency initiatives. For example, we are a supporting company and represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2019 Standard requires the EITI implementing countries to develop public Beneficial Ownership Registers. We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company), because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws. We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the EITI Standard. Other key initiatives include our work in partnership with Transparency International, our financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and our funding of the BHP Foundation, including its Natural Resource Governance Global Program. In FY2022, we continued our active and public support for ultimate beneficial ownership transparency. This support included co-hosting (with the EITI, Open Ownership and the B Team) a Beneficial Ownership Transparency Forum in London and leading efforts with the EITI for BHP and other leading resources companies to publicly commit to a Statement by Companies on Beneficial Ownership Transparency, launched at the Forum. Through the Statement, BHP and other leading resources companies recognise the need for publicly available company ownership information and (among other things) commit to promote the global adoption of beneficial ownership transparency, to disclose beneficial ownership data and to identify and use beneficial ownership data in due diligence processes. We believe these multilateral measures to improve governance will help ensure transparency and accountability are cornerstones of a successful energy transition that benefits the citizens of countries bestowed with critical minerals. We support mandatory payment disclosure legislation, such as the Reports on Payments to Governments Regulations 2014 (as amended) and DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules in the United Kingdom, the European Union’s Accounting and Transparency Directives (including as they apply in the United Kingdom following the UK’s exit from the European Union), where applicable, and Section 1504 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the United States. We also support the voluntary publication of country-by-country reports containing detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, effective tax rate and number of employees for each country in which a subsidiary entity is a tax resident. This transparency Report and requirements global tax We began our journey of voluntarily disclosing our payments of taxes and royalties in 2000 when we first disclosed these payments in our annual Sustainability Report. Since then, we have progressively increased the detail of these annual disclosures meeting global and local tax transparency requirements but also voluntarily disclosing additional information above these requirements. This Report complies with a number of tax transparency frameworks: – UK regulatory obligations: The information on our payments to governments on pages 20 to 25 addresses our reporting obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, which were introduced to implement the payments to governments requirements provided for in the EU Transparency Directive. – Australian Voluntary Tax Transparency Code: We have adhered to all of the Best Practice Recommendations and minimum standards for ‘large businesses’ contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019. – B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues. – Global Reporting Initiative (GRI) 207: Our Economic Contribution Report 2022 incorporates the requirements of GRI 207 issued by the Global Sustainability Standards Board. We file additional reports to disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act requirements in Canada. In addition, in accordance with the UK requirements under paragraphs 19 and 22 of Schedule 19 of the UK Finance Act 2016, we publish Our Tax Strategy on an annual basis. Our Tax Strategy for the year ended 30 June 2022 is available at bhp.com. We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate for the current year and reconciliation data. We also provide information in relation to a number of existing subsidiary companies, primarily established for historical reasons, in ‘tax haven’ countries. GRI 207 The GRI is the independent, international organisation that sets the standards that represent global best practice for reporting publicly on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation’s approach to taxes. Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000. It comprises the following standards: – GRI 207-1: Approach to tax – GRI 207-2: Tax governance, control and risk management – GRI 207-3: Stakeholder engagement and management of concerns related to tax – GRI 207-4: Country-by-country reporting The requirements of GRI 207-1 to 3 are addressed in this Report. In addition to the payments to government data presented in this Report, BHP has published its Country-by-country Report for FY2020 (the report is available at bhp.com) and will publish its Country-by-country Report for FY2021 in accordance with the requirements of GRI 207-4. GRI 207-4 recognises that country-by-country report information for the time period covered by the most recent audited consolidated financial statements may not be available and therefore permits disclosures of information for the time period covered by the audited consolidated financial statements immediately preceding the most recent one. BHP Economic Contribution Report 2022

2 Our approach to tax continued The transparency future of global tax To be meaningful, information and data should be disclosed that is useful to stakeholders and in a format that is accessible, machine-readable and easy to understand and utilise. Therefore, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, we support alignment between the quantitative data provided to taxation authorities to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating voluntary country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data, such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years or those under development will result in unhelpful complexity. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency. We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid. We support initiatives by the governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of commodities that form the basis of our payments to governments, as outlined in the EITI Standard. 14 BHP Economic Contribution Report 2022

1 Our contribution
2 Our approach to tax
3 Our payments
4 Additional information

Our contribution to development of tax policy

Tax policy

We actively participate in public consultation processes and provide our perspective on how best to balance the need for government revenues from taxation against the need to incentivise sustainable investment (which in turn benefits communities).

In order to attract investment, tax systems should be internationally competitive and stable.

Key factors influencing the international competitiveness of a country's tax regime are the corporate tax rate and the mix of taxes imposed. After returning excess cash to our shareholders in the form of dividends or share buy-backs and ensuring our balance sheet is strong, we invest back into our business and community. We have global competition for limited capital across our many investment options around the world. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration.

We make long-term investment decisions and, therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment.

Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects.

We continue to engage and provide input into the OECD/G20 Inclusive Framework's two-pillar approach to address the tax challenges arising from the digitalisation of the global economy. The proposals seek to reform the international tax system through the reallocation of taxing rights between countries and the introduction of a global minimum tax for multinational business.

Consistent with our Tax Principles, we advocate that the taxing rights of countries should be commensurate with where the economic activity occurs. For BHP and the extractives industry, the right to extract commodities is inherently and substantially connected to the country where the commodities are located.

We will continue to contribute to the development of a solution that provides certainty and transparency on the taxing rights of profits associated with the extraction, sales and marketing of commodities, and provides for a globally competitive tax system that supports economic growth and long-term, sustainable tax contributions.

We engage on taxation policy and taxation reform matters in the jurisdictions where we operate. We work with governments directly or through industry associations to explain the wider ramifications that tax proposals will have on the industry, the regulatory and commercial environments, our customers and the broader community. We primarily do this through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, Consejo Minero, US Chamber of Commerce and the International Council on Mining and Metals.


Social value pillars
Healthy
Indigenous partnerships
Responsible supply chains

BHP | Economic Contribution Report 2022 | 15

2 **Our approach to tax** continued

Our approach to tax governance and risk management

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management is embedded in all our critical business activities, functions, processes and systems through the application of a single framework for all risks, known as our Risk Framework. Under our Risk Framework, the Board and senior management (including the Executive Leadership Team) provide oversight and monitoring of risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters. The Chief Financial Officer and the Group Tax Officer are accountable for the management of tax risk.

In addition to BHP's Risk Framework and our Tax Principles, we have internal governance standards that set out our approach to tax risk management, the level of risk the Group seeks to take and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk. BHP's Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards.

BHP's Tax function is accountable for the execution of our Tax Principles, Tax Strategy and Risk Framework. It advises management on the tax implications of business decisions, transactions and compliance with tax laws, in accordance with the internal governance standards. Our external auditor provides assurance on our financial report (which includes tax disclosures set out in Financial Statements note 6 'Income tax expense' and note 14 'Deferred tax balances' in our Annual Report 2022). For more information refer to the independent auditor's reports regarding the Annual Report 2022 and this Economic Contribution Report 2022.

For information on our Risk Framework, refer to Operating and Financial Review 9 in our Annual Report 2022. We also set out our approach to tax risk management and governance in Our Tax Strategy at bhp.com.

Low-tax jurisdictions

In classifying which of our subsidiary companies are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes as of February 2022. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to tax transparency, fair taxation, implementation of OECD base erosion and profit shifting measures and entity substance requirements. The EU has published a list of 'non-cooperative' jurisdictions and a 'watch list' of jurisdictions that have committed to address deficiencies in their tax governance. The EU reviews the lists at least yearly.

We have two subsidiary companies in countries on the EU's non-cooperative list. Details of each of these subsidiaries, including FY2022 profits/(losses), are included in the table below. One entity, BHP (Trinidad-3A) Limited, is incorporated in Trinidad and Tobago, and holds an offshore petroleum block in Trinidad with declared oil and gas reserves. This entity was disposed of as part of the merger of BHP's Petroleum business with Woodside. The other subsidiary, Marcona International, S.A., was part of a historical acquisition.

We have four subsidiary companies in the EU's watch list countries as listed in the table below. In addition, following unification of the group, all the subsidiary companies of BHP are now subject to the controlled foreign company tax rules of Australia.

Companies in 'non-cooperative' countries

	Incorporation		FY2022 Profit/(loss) before taxation	Income subject to tax in	
Name	Jurisdiction	Year	(US$ millions)	another country	Nature of activities[1]
BHP (Trinidad-3A) Ltd[2]	Trinidad and Tobago	2002	(176)	–	Hydrocarbon production
Marcona International, S.A.	Panama	1953	–	–	Holding company (legacy)

Companies in 'watch list' countries

	Incorporation		FY2022 Profit/(loss) before taxation	Income subject to tax in	
Name	Jurisdiction	Year	(US$ millions)	another country	Nature of activities[1]
BHP Billiton UK Holdings Limited[4]	British Virgin Islands	2004	946	UK[3]	Holding company
BHP Billiton UK Investments Limited[4]	British Virgin Islands	2004	946	UK[3]	Holding company
BHP Shared Services Malaysia Sdn. Bhd	Malaysia	2008	3	–	Group Business Services (GBS)
BHP Petroleum (Tankers) Limited[5]	Bermuda	1990	(23)	Australia[3]	Ownership of LNG tankers

1 Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historical broader acquisitions.
2 Divested as part of the merger of BHP's Petroleum business with Woodside.
3 These companies are tax residents in the United Kingdom or Australia. This means all their worldwide income is subject to taxation in the United Kingdom or Australia at the normal corporate tax rates as the income is earned (not when it is repatriated).
4 The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporation law purposes.
5 Liquidated in April 2022.

Tax incentives

We have been granted tax incentives in some countries where we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them.

The criteria that apply to such incentives generally include demonstration of a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.

In FY2022, the incentives that applied to BHP were in Singapore and the Philippines.

In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations (total profits from our shipping business were approximately US$130 million in FY2022) until 30 June 2031 under the Maritime Sector Incentive – Approved International Shipping Enterprise status.

Our Singapore branch was awarded a development and expansion incentive under the International Headquarters Award under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), for its activities relating to sales and marketing in Singapore. During the incentive period and subject to compliance with the terms and conditions of the incentive, qualifying income earned will be subject to a concessionary rate of 5 per cent. This is one of several incentives that are legislated and open to taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government.

In the Philippines, we have a registration agreement with the Philippine Economic Zone Authority that granted an income tax holiday, which expired in November 2021. Our income in the Philippines (approximately US$55 million in FY2022) was derived from the operation of our shared Global Business Services Centre.

We have entered into foreign investment agreements offered by the Chilean Government, which have been in place for a number of years. These agreements provide foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital.

16 | BHP | Economic Contribution Report 2022

1 Our contribution 2 Our to tax approach 3 payments Our 4 Additional information Our approach to compliance As set out in our Tax Principles, we respect and comply with the laws of the jurisdictions where we operate. We strive for full and timely tax compliance. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines based on the arm’s length principle. Intra-group transactions We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia we comply with a number of country-by-country reporting obligations, including lodging a local file, master file and a country-by-country report with the Australian Taxation Office (ATO) in accordance with Australian taxation laws (and consistent with the OECD’s country-by-country reporting requirements). This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world and includes details on various entities’ international related party dealings. Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. We outline below the top four dealings (by quantum) between our Australian business and non-Australian related parties. Our Marketing Sales and business Sales and Marketing is an independent core business of BHP. It is the link between BHP’s global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries where we operate, by ensuring we receive the maximum price for our commodities. It achieves this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent. Location Our Sales and Marketing business offices are located close to our customers in our key markets. As Asia accounts for 86.3 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. Our Sales and Marketing business has approximately 250 employees and contractors globally, with 80 of these in Singapore. Other smaller offices are strategically located around the world. Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world’s largest commodity trading companies. Singapore is a world leader in logistics capability and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore’s high living standards attract highly qualified people and it has a large pool of commodities trading talent in Asia, providing a highly skilled and diverse workforce. In addition to our Sales and Marketing business, we have teams in Maritime and Supply Chain Excellence, Technology, Finance, External Affairs and Human Resources based in Singapore to support our activities in the region. Profits made by our Singapore Sales and Marketing business The Singapore Sales and Marketing business earns a margin on its sales in line with the risks and activities undertaken and the value added. In relative terms, our Sales and Marketing profits are small compared with the profits made in Australia from our Australian operations and the profits from our global operations. In FY2022, our main Singapore Sales and Marketing business made profits of approximately US$1,833 million on global commodities sales, representing approximately 4.8 per cent of the FY2022 profits from our Australian operations (US$37.9 billion) and approximately 4.0 per cent of the FY2022 profits from our global total operations (US$45.5 billion). Taxation In FY2022, the profits (of approximately US$1,833 million) of the Singapore Sales and Marketing business were subject to corporate income tax at a reduced rate of 5 per cent under a tax incentive that the Singaporean Government has granted BHP (refer to the Tax incentives section). All FY2022 profits made by BHP Billiton Marketing AG (BMAG) from the sale of our Australian commodities acquired from entities controlled by BHP are taxed in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules. BHP Economic Contribution Report 2022

2 Our approach to tax continued Insurance premiums BHP has a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm’s length principle as set out in the OECD guidelines. The profits of Stein vary significantly year-on-year depending on the value of insured events that occur. For example, in FY2022, FY2021 and FY2020, Stein made a profit of US$146 million, US$157 million and US$166 million respectively, and in FY2019 it made a loss of US$96 million. The loss in FY2019 was due to the occurrence of several insured events where Stein paid claims of US$369 million, including insured events at Olympic Dam, Nickel West and Western Australia Iron Ore. The insurance proceeds that were paid by Stein to our Australian assets for these insured events are reflected in the relevant Australian income tax returns and subject to Australian tax at the normal corporate tax rate of 30 per cent. Financing BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Sales and Marketing business and our assets receive the proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital investment in our operations and operating expenditure or returns (including dividends) to our shareholders. We achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions. The BHP Treasury/financing companies that currently provide intra-group financing are tax residents in the United Kingdom, the United States or Australia. As such, income received by the BHP financing companies is subject to tax in the United Kingdom, the United States or Australia at normal corporate tax rates. We are transparent with our key tax authorities on our funding arrangements. As at 30 June 2022, we have no disputes with any tax authorities in relation to the Group’s financing arrangements. Intra-group and technology administration BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on exploration, health, safety, environment, projects, engineering and integrated operations. Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, Singapore, the Philippines, Malaysia, the United States, the United Kingdom and Chile. A significant portion of the fees paid to and by Australian members of the Group are with companies in the United States and United Kingdom. These fees are generally the subject of agreements between the relevant tax authorities i.e. between Australia and each of the United States and the United Kingdom. For more information refer to the Tax agreements section below. 18 BHP Economic Contribution Report 2022

1 Our contribution 2 Our to tax approach 3 payments Our 4 Additional information Our approach to stakeholder engagement As a global company, we interact with a range of stakeholders. Our methods, frequency of engaging with and approach to listening to stakeholders are diverse and we use a range of formal and informal communication and engagement channels to understand the views of our stakeholders. We work openly, transparently and constructively with tax authorities and regularly engage with them as part of regular assurance programs and consultation on tax administration matters. We place great importance on having effective relationships with tax authorities. Positive and transparent engagement with tax authorities that leads to timely and accurate payment of taxes and royalties assists the societies where we operate to provide valuable public services and infrastructure for the benefit of the broader community and economy. We also engage with a broader group of stakeholders on tax policy matters through our participation in global industry and local associations. We seek to provide practical, measured and constructive comments to help meet objectives of new tax initiatives. We believe more informed, effective and sustainable outcomes are achieved where governments openly consult with stakeholders. We work with governments directly or through industry associations to provide our perspective on the broader implications of new tax proposals. We communicate, engage with and capture the concerns of external stakeholders via our Annual General Meetings, Group publications (including our Annual Report and other topic-specific reports), our website and our social media platforms, releases to the market and media, analyst briefings, speeches and interviews with senior executives and investor round tables. We regularly engage with civil society, including think tanks and NGOs, and participate in public events to communicate BHP’s approach to tax and transparency and seek feedback from leading organisations in this space. This enables us to stay aligned with evolving expectations around tax and transparency. Our approach to stakeholder engagement is described in our Annual Report 2022 (Operating and Financial Review 7.7) and at bhp.com/Sustainability-Our Stakeholders. Information on tax matters is provided in this Report and in Our Tax Strategy at bhp.com. Tax authority relationships As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with revenue authorities. We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis. The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we keep the tax authorities updated on our business and help them develop a deeper understanding of our business through regular dialogue. Our risk ratings in the United Kingdom and Australia reflect our size and complexity, our balanced approach to tax, in particular, not engaging in aggressive tax planning, and our openness and transparency in our dealings with revenue authorities. BHP is currently part of the ATO’s ‘justified trust’ program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the ‘right’ amount of tax in accordance with taxation laws. The ATO recently issued a Tax Assurance Report to BHP for FY2019 and FY2020 and BHP received an overall provisional “high” level of assurance for these years. We are currently working with the ATO in relation to the Tax Assurance Report for FY2021. We have received a ‘moderate’ business risk review rating (known as BRR+) from Her Majesty’s Revenue and Customs (HMRC) in the United Kingdom. Tax agreements As part of our commitment to corporate citizenship, we have entered into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities. In relation to the pricing of our intra-group service charges, as noted earlier in the Intragroup administration and technology section, the ATO, HMRC in the United Kingdom and the Internal Revenue Service in the United States have agreed to the pricing of these charges as part of bilateral advance pricing arrangements. We also entered into an agreement with the ATO in November 2018 in relation to the Australian taxation treatment of our Sales and Marketing business as part of the resolution of the longstanding transfer pricing dispute with the ATO. Tax disputes Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations. Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. Reconciling this Report with ATO transparency data We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2020. Our reconciliation of our Australian taxes paid to this data is available at bhp.com. BHP Economic Contribution Report 2022 19

3 Our payments

Our payments to governments

BHP has prepared this information in accordance with our UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

Payments made by country and level of government

US$M	Corporate income tax	Royalty-related income tax	Taxes levied on production	Total taxes paid
Total payments to governments	**10,631.9**	**945.5**	**39.4**	**11,616.8**
Algeria[1]	**–**	**–**	**–**	**–**
Directorate General of Taxes	–	–	–	–
Government of Algeria	–	–	–	–
Australia[2]	**8,193.0**	**560.1**	**39.4**	**8,792.5**
Australian Taxation Office	8,193.0	560.1	39.4	8,792.5
Central Highlands Regional Council	–	–	–	–
City of Kalgoorlie-Boulder	–	–	–	–
City of Rockingham	–	–	–	–
Coal Mining Industry Long Service	–	–	–	–
Department of Mines, Industry, Regulation and Safety (Western Australia)	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
Muswellbrook Shire Council (New South Wales)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of Dundas	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
State of New South Wales[3]	–	–	–	–
State of Queensland[3]	–	–	–	–
State of South Australia	–	–	–	–
State of Victoria[3]	–	–	–	–
State of Western Australia	–	–	–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Municipal Council of Roxby Downs	–	–	–	–
Other Australian Governments	–	–	–	–
Barbados	**–**	**–**	**–**	**–**
Government of Barbados	–	–	–	–
Brazil	**1.6**	**–**	**–**	**1.6**
Federal Tax Revenue Ministry	1.6	–	–	1.6
Canada	**105.4**	**–**	**–**	**105.4**
Canada Revenue Agency	106.8	–	–	106.8
Finances Quebec	–	–	–	–
Government of Saskatchewan	–	–	–	–
Ministry of Finance – Ontario	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Government of British Columbia	(1.4)	–	–	(1.4)
Other Canadian Governments	–	–	–	–
Chile[4]	**2,197.9**	**385.4**	**–**	**2,583.3**
Servicio de Impuestos Internos	2,197.9	385.4	–	2,583.3
China	**1.7**	**–**	**–**	**1.7**
China Tax Bureau	1.7	–	–	1.7

20 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Our payments to governments over the past five years


Our payments to governments US$m
Group profit before tax excluding exceptional items US$m
18,000
15,000
12,000
9,000
6,000
3,000
0
48,000
40,000
32,000
24,000
16,000
8,000
0
FY2018
FY2019
FY2020
FY2021
FY2022
Global
Other
Royalties
Total taxes paid
Australia
Other
Royalties
Total taxes paid
Group profit before tax excluding exceptional items

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Requirement	Other payments	Total payments to governments
4,447.3	**371.2**	**81.0**	**3.9**	**–**	**16,520.2**	**736.4**	**17,256.6**
–	**93.3**	**1.5**	**–**	**–**	**94.8**	**–**	**94.8**
–	93.3	–	–	–	93.3	–	93.3
–	–	1.5	–	–	1.5	–	1.5
4,199.0	**–**	**21.6**	**3.3**	**–**	**13,016.4**	**362.8**	**13,379.2**
–	–	–	–	–	8,792.5	24.8	8,817.3
–	–	–	–	–	–	4.4	4.4
–	–	–	–	–	–	0.2	0.2
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	17.9	17.9
170.5	–	–	–	–	170.5	–	170.5
–	–	–	–	–	–	9.8	9.8
–	–	–	–	–	–	0.6	0.6
–	–	–	0.1	–	0.1	3.9	4.0
–	–	–	–	–	–	2.2	2.2
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	3.5	3.5
–	–	–	–	–	–	0.8	0.8
–	–	–	–	–	–	1.2	1.2
191.3	–	2.2	–	–	193.5	7.8	201.3
1,351.4	–	2.1	3.2	–	1,356.7	84.3	1,441.0
60.5	–	2.4	–	–	62.9	22.8	85.7
–	–	–	–	–	–	23.6	23.6
2,425.3	–	13.0	–	–	2,438.3	136.2	2,574.5
–	–	–	–	–	–	17.5	17.5
–	–	–	–	–	–	1.0	1.0
–	–	1.9	–	–	1.9	0.1	2.0
–	**–**	**0.7**	**–**	**–**	**0.7**	**–**	**0.7**
–	–	0.7	–	–	0.7	–	0.7
–	**–**	**–**	**–**	**–**	**1.6**	**4.8**	**6.4**
–	–	–	–	–	1.6	4.8	6.4
–	**–**	**10.3**	**0.6**	**–**	**116.3**	**4.8**	**121.1**
–	–	–	–	–	106.8	1.2	108.0
–	–	–	0.3	–	0.3	0.1	0.4
–	–	9.2	–	–	9.2	0.1	9.3
–	–	–	–	–	–	0.1	0.1
–	–	1.1	0.1	–	1.2	2.9	4.1
–	–	–	0.2	–	0.2	0.1	0.3
–	–	–	–	–	(1.4)	–	(1.4)
–	–	–	–	–	–	0.3	0.3
–	**–**	**13.7**	**–**	**–**	**2,597.0**	**7.4**	**2,604.4**
–	–	13.7	–	–	2,597.0	7.4	2,604.4
–	**–**	**–**	**–**	**–**	**1.7**	**–**	**1.7**
–	–	–	–	–	1.7	–	1.7

BHP | Economic Contribution Report 2022 | 21

3 Our payments continued

US$M	Corporate income tax	Royalty-related income tax	Taxes levied on production	Total taxes paid
India	**0.3**	**–**	**–**	**0.3**
Income Tax Department	0.3	–	–	0.3
Japan	**0.2**	**–**	**–**	**0.2**
National Tax Agency	0.2	–	–	0.2
Malaysia	**0.9**	**–**	**–**	**0.9**
Inland Revenue Board	0.9	–	–	0.9
Mexico	**2.0**	**–**	**–**	**2.0**
Mexican Federal Tax Administration	2.0	–	–	2.0
Netherlands	**0.1**	**–**	**–**	**0.1**
Tax and Customs Administration	0.1	–	–	0.1
Peru	**38.8**	**–**	**–**	**38.8**
Republica Del Peru	–	–	–	–
National Superintendency of Customs and Tax Administration	38.8	–	–	38.8
Philippines	**0.5**	**–**	**–**	**0.5**
Bureau of Internal Revenue	0.5	–	–	0.5
Singapore	**36.9**	**–**	**–**	**36.9**
Inland Revenue Authority of Singapore	36.9	–	–	36.9
South Africa[3]	**–**	**–**	**–**	**–**
Receiver of Revenue	–	–	–	–
Switzerland	**0.2**	**–**	**–**	**0.2**
Canton of Zug	0.2	–	–	0.2
Trinidad and Tobago[5]	**4.7**	**–**	**–**	**4.7**
Board of Inland Revenue	4.7	–	–	4.7
United Kingdom[3]	**1.3**	**–**	**–**	**1.3**
City of Westminster	–	–	–	–
Her Majesty's Revenue & Customs	1.3	–	–	1.3
United States of America	**46.4**	**–**	**–**	**46.4**
Arizona Department of Revenue	–	–	–	–
Arizona State Land Department	–	–	–	–
Internal Revenue Service	–	–	–	–
Louisiana Department of Revenue	11.5	–	–	11.5
Texas Comptroller	(0.1)	–	–	(0.1)
US Nuclear Regulatory Commission	–	–	–	–
US Department of The Interior	–	–	–	–
US Department of The Treasury	34.6	–	–	34.6
Utah State Tax Commission	–	–	–	–
State of New Mexico	–	–	–	–
United States Treasury	–	–	–	–
State of Texas	–	–	–	–
Other US Governments	0.4	–	–	0.4
Total payments to governments comprising:				
Continuing operations	**10,010.9**	**385.4**	**–**	**10,396.3**
Discontinued operations	**621.0**	**560.1**	**39.4**	**1,220.5**

Figures are rounded to the nearest decimal point.

1 Production entitlements of 1.2 million barrels of oil equivalent (boe) paid in-kind.

2 Payments made for royalties in relation to the North West Shelf of US$170.5 million relate to the ad valorem royalty over which the Commonwealth has jurisdiction. Under the Offshore Petroleum (Royalty) Act 2006, the royalties are assessed and collected on behalf of the Commonwealth by the Government of Western Australia Department of Mines, Industry Regulation and Safety. Payments are currently allocated between the Commonwealth (approximately one third) and Western Australia (approximately two thirds).

3 UK stamp duty of US$307 million, South African securities transfer tax of US$23 million and the total of US$20 million stamp duty paid to the states of Queensland, Victoria and New South Wales were paid in relation to the unification of our corporate structure.

4 Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2021 to 30 June 2022). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for CY2021 amount to US$1,713.0 million (Escondida) and US$30.6 million (Pampa Norte).

5 Production entitlements of 5.4 million boe paid in-kind.

22 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Requirement	Other payments	Total payments to governments
–	–	–	–	–	0.3	–	0.3
–	–	–	–	–	0.3	–	0.3
–	–	–	–	–	0.2	–	0.2
–	–	–	–	–	0.2	–	0.2
–	–	–	–	–	0.9	–	0.9
–	–	–	–	–	0.9	–	0.9
–	–	2.6	–	–	4.6	0.2	4.8
–	–	2.6	–	–	4.6	0.2	4.8
–	–	–	–	–	0.1	–	0.1
–	–	–	–	–	0.1	–	0.1
–	–	1.2	–	–	40.0	–	40.0
–	–	0.7	–	–	0.7	–	0.7
–	–	0.5	–	–	39.3	–	39.3
–	–	–	–	–	0.5	0.5	1.0
–	–	–	–	–	0.5	0.5	1.0
–	–	–	–	–	36.9	–	36.9
–	–	–	–	–	36.9	–	36.9
–	–	–	–	–	–	22.6	22.6
–	–	–	–	–	–	22.6	22.6
–	–	–	–	–	0.2	–	0.2
–	–	–	–	–	0.2	–	0.2
–	277.9	22.5	–	–	305.1	0.9	306.0
–	277.9	22.5	–	–	305.1	0.9	306.0
–	–	–	–	–	1.3	311.5	312.8
–	–	–	–	–	–	1.0	1.0
–	–	–	–	–	1.3	310.5	311.8
248.3	–	6.9	–	–	301.6	20.9	322.5
–	–	0.2	–	–	0.2	–	0.2
–	–	–	–	–	–	0.5	0.5
–	–	0.1	–	–	0.1	–	0.1
–	–	–	–	–	11.5	–	11.5
–	–	–	–	–	(0.1)	3.0	2.9
–	–	0.1	–	–	0.1	–	0.1
248.3	–	6.3	–	–	254.6	–	254.6
–	–	–	–	–	34.6	16.7	51.3
–	–	0.1	–	–	0.1	–	0.1
–	–	–	–	–	–	0.1	0.1
–	–	0.1	–	–	0.1	–	0.1
–	–	–	–	–	–	0.6	0.6
–	–	–	–	–	0.4	–	0.4
4,028.5	–	46.0	3.9	–	14,474.7	709.5	15,184.2
418.8	371.2	35.0	–	–	2,045.5	26.9	2,072.4

BHP | Economic Contribution Report 2022 | 23

3 **Our payments** continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$M	Corporate income tax	Royalty-related income tax	Taxes levied on production	Total taxes paid
Total payments to governments	**10,631.9**	**945.5**	**39.4**	**11,616.8**
Petroleum	**621.0**	**560.1**	**39.4**	**1,220.5**
Algeria Joint Interest Unit[1]	0.3	–	–	0.3
Australia Production Unit – Victoria	2.9	(0.8)	–	2.1
Australia Production Unit – Western Australia	(28.3)	126.3	–	98.0
Bass Strait	132.1	434.6	–	566.7
Gulf of Mexico	13.2	–	–	13.2
North West Shelf	471.2	–	39.4	510.6
Trinidad and Tobago Production Unit[2]	0.9	–	–	0.9
UK Production Unit	0.1	–	–	0.1
Other	28.6	–	–	28.6
Minerals Americas	**2,218.0**	**385.4**	**–**	**2,603.4**
Escondida	1,774.7	375.0	–	2,149.7
Other Copper	3.7	–	–	3.7
Pampa Norte[3]	400.3	10.4	–	410.7
Potash Canada	(1.3)	–	–	(1.3)
Head Office – BHP Billiton Brasil Ltda	1.6	–	–	1.6
Head Office – RAL Cayman Inc	39.0	–	–	39.0
Minerals Australia	**7,780.4**	**–**	**–**	**7,780.4**
New South Wales Energy Coal	(0.2)	–	–	(0.2)
Nickel West	72.5	–	–	72.5
Olympic Dam	16.9	–	–	16.9
Other Coal	12.1	–	–	12.1
Queensland Coal[4]	785.1	–	–	785.1
Western Australia Iron Ore	6,894.0	–	–	6,894.0
Group and Unallocated	**12.5**	**–**	**–**	**12.5**
Closed Sites	17.3	–	–	17.3
Corporate[5,6]	(14.0)	–	–	(14.0)
Commercial	9.2	–	–	9.2

Total payments to governments comprising:				
Continuing operations	**10,010.9**	**385.4**	**–**	**10,396.3**
Discontinued operations	**621.0**	**560.1**	**39.4**	**1,220.5**

Figures are rounded to the nearest decimal point.

1 Production entitlements of 1.2 million boe paid in-kind.
2 Production entitlements of 5.4 million boe paid in-kind.
3 Includes withholding tax of US$286.3 million on the distribution of historical profits.
4 Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.
5 The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information refer to Basis of Report preparation section.
6 UK stamp duty of US$307 million, South African securities transfer tax of US$23 million and the total of US$20 million stamp duty paid to the states of Queensland, Victoria and New South Wales were paid in relation to the unification of our corporate structure.

24 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Requirement	Other payments	Total payments to governments
4,447.3	**371.2**	**81.0**	**3.9**	**–**	**16,520.2**	**736.4**	**17,256.6**
418.8	**371.2**	**35.0**	**–**	**–**	**2,045.5**	**26.9**	**2,072.4**
–	93.3	1.5	–	–	95.1	–	95.1
–	–	–	–	–	2.1	–	2.1
–	–	1.4	–	–	99.4	6.0	105.4
–	–	–	–	–	566.7	0.4	567.1
248.3	–	6.3	–	–	267.8	3.6	271.4
170.5	–	–	–	–	681.1	–	681.1
–	277.9	22.5	–	–	301.3	0.9	302.2
–	–	–	–	–	0.1	–	0.1
–	–	3.3	–	–	31.9	16.0	47.9
–	**–**	**25.3**	**0.3**	**–**	**2,629.0**	**16.6**	**2,645.6**
–	–	10.3	–	–	2,160.0	5.1	2,165.1
–	–	2.2	–	–	5.9	0.3	6.2
–	–	2.5	–	–	413.2	2.0	415.2
–	–	10.3	0.3	–	9.3	4.4	13.7
–	–	–	–	–	1.6	4.8	6.4
–	–	–	–	–	39.0	–	39.0
4,028.5	**–**	**20.3**	**3.3**	**–**	**11,832.5**	**324.4**	**12,156.9**
191.3	–	2.2	0.1	–	193.4	12.5	205.9
28.2	–	3.1	–	–	103.8	24.6	128.4
60.5	–	2.5	–	–	79.9	24.8	104.7
–	–	–	–	–	12.1	36.9	49.0
1,351.4	–	2.1	3.2	–	2,141.8	92.2	2,234.0
2,397.1	–	10.4	–	–	9,301.5	133.4	9,434.9
–	**–**	**0.4**	**0.3**	**–**	**13.2**	**368.5**	**381.7**
–	–	0.4	0.3	–	18.0	1.0	19.0
–	–	–	–	–	(14.0)	367.5	353.5
–	–	–	–	–	9.2	–	9.2
4,028.5	**–**	**46.0**	**3.9**	**–**	**14,474.7**	**709.5**	**15,184.2**
418.8	**371.2**	**35.0**	**–**	**–**	**2,045.5**	**26.9**	**2,072.4**

BHP | Economic Contribution Report 2022 | 25

4 Additional information

Tax and our FY2022 Financial Statements

Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group.

For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an outlay of cash, such as taxes paid in-kind.

How do the numbers reported here reconcile to the accounting profit, tax expense and tax payable in your financial report?

The income tax and royalty-related income tax paid reported for Continuing operations in this Report is included in Consolidated Cash Flow Statement in Financial Statements 1.4 in our Annual Report 2022, presented as net income tax and royalty-related taxation refunded of US$105 million and net income tax and royalty-related taxation paid of US$10,501 million. These also reconcile to the tax expense, presented for Continuing operations on an accrual basis, in Financial Statements note 6 'Income tax expense' and deferred tax expense arising from differences between accounting and tax treatments as shown in Financial Statements note 14 'Deferred tax balances' in our Annual Report 2022. The amounts related to Discontinued operations are included in Financial Statements note 27 'Discontinued operations'.

Set out in the table on the next page is a reconciliation of accounting profit to income tax expense and current tax payable for the year ended June 2022.

Reconciliation of taxes paid to tax expense



US$m
Discontinued operations
Continuing operations
15,000
12,000
9,000
6,000
3,000
0
11,577
(2,641)
2,856
536
12,328
125
12,453
Corporate income tax and royalty-related taxes that have been paid and received in FY2022 on a cash basis
Tax payments from prior periods that were made in FY2022 (Opening income tax and royalty-related tax payable)
Tax payments in respect of FY2022 that will be made in subsequent periods (Closing income tax and royalty-related tax payable)
Other (includes taxes paid in-kind)
Current tax expense
Deferred tax arising from differences between accounting and tax treatments
Total tax expense (current and deferred tax expense)

26 | BHP | Economic Contribution Report 2022

1 Our contribution | 2 Our approach to tax | 3 Our payments | 4 Additional information

	FY2022			
	Global	Australia	Chile	Rest of the World[2]
	2022 US$M	2022 US$M	2022 US$M	2022 US$M
Profit before taxation (Total operations)	**45,508**	**36,036**	**5,556**	**3,916**
Tax on profit at Australian prima facie tax rate of 30 per cent	13,652	10,811	1,667	1,174
Non-tax effected operating losses and capital gains[1]	4,213	2,936	112	1,165
Controlled foreign company taxation in Australia	528	528	–	–
Tax on remitted and unremitted foreign earnings	441	–	–	441
Tax effect of loss from equity accounted investments, related impairments and expenses	(18)	–	–	(18)
Amounts (over)/under provided in prior years	(13)	(35)	(20)	42
Recognition of previously unrecognised tax assets	(14)	–	–	(14)
Foreign exchange adjustments	(178)	(176)	–	(2)
Impact of tax rates applicable outside of Australia	(1,282)	–	(167)	(1,115)
Other[1]	(5,420)	(5,200)	(33)	(187)
Income tax expense	**11,909**	**8,864**	**1,559**	**1,486**
Royalty-related taxation (net of income tax benefit)	544	237	307	–
Total taxation expense (Total operations)	**12,453**	**9,101**	**1,866**	**1,486**
Total taxation expense (Discontinued operations)	1,716	1,169	–	547
Total taxation expense (Continuing operations)	**10,737**	**7,932**	**1,866**	**939**
Deferred tax expense				
– Depreciation	554	68	398	88
– Exploration expenditure	13	–	–	13
– Employee benefits	20	11	(9)	18
– Closure and rehabilitation	24	(180)	(8)	212
– Resource rent tax	(129)	(129)	–	–
– Other provisions	49	(6)	15	40
– Deferred charges	7	(34)	15	26
– Deferred income	(31)	10	8	(49)
– Investments, including foreign tax credits	(298)	–	–	(298)
– Foreign exchange gains and losses	33	11	–	22
– Tax losses	28	9	(180)	199
– Lease liability	(10)	(12)	4	(2)
– Other	(135)	(38)	(118)	21
Total deferred tax expenses (Total operations)	**125**	**(290)**	**125**	**290**
Total deferred tax expenses (Discontinued operations)	61	(141)	–	202
Total deferred tax expenses (Continuing operations)	**64**	**(149)**	**125**	**88**
Current income tax expense (Total operations)	**12,328**	**9,391**	**1,741**	**1,196**
Current income tax expense (Discontinued operations)	1,655	1,310	–	345
Current income tax expense (Continuing operations)	**10,673**	**8,081**	**1,741**	**851**
Opening income tax and royalty related tax payable	**2,641**	**2,108**	**420**	**113**
Current income tax expense (Total operations)	12,328	9,391	1,741	1,196
Corporate income tax and royalty-related taxes paid and received in FY2022	(11,577)	(8,753)	(2,583)	(241)
Other (includes taxes paid in-kind and disposal)	(536)	(172)	624	(988)
Closing income tax and royalty related tax payable	**2,856**	**2,574**	**202**	**80**

1 Includes the non-assessable accounting gain on merger of our Petroleum business with Woodside, which generated capital losses in Australia. For more information, refer to Financial Statements note 27 'Discontinued operations' in our Annual Report 2022.

2 Includes consolidation adjustments related to intra-group transactions.

BHP | Economic Contribution Report 2022 | 27

4 **Additional information** continued

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax. We provide our adjusted effective tax rate, which is calculated as total income tax expense divided by accounting profit, excluding the influence of exchange rate movements and exceptional items.

The adjusted effective tax rate is a measure based on the Group's underlying earnings and therefore removes the impact of one-off transactions, such as the net gain on the Petroleum business merger with Woodside. For more information on the exceptional items excluded from the adjusted effective tax rate calculation, refer to Financial Statements note 3 'Exceptional items' and Financial Statements note 27 'Discontinued operations' in our Annual Report 2022.

Outcomes for FY2022 for our key jurisdictions for these effective tax rate measures are shown below.

	Global %	Australia %	Chile %
Adjusted effective tax rate	32.1	33.9	33.6
Adjusted effective tax rate including withholding tax[1] and royalties[2]	38.9	42.7	52.7

1 Includes withholding taxes paid by BHP to the Chilean Government on dividends paid by Chilean companies. These withholding taxes are not reflected in the Chile adjusted effective tax rate.
2 Includes royalties expense.

What is your effective tax rate, calculated in accordance with the requirements of the Australian Voluntary Tax Transparency Code (TTC)?

The TTC effective tax rate is calculated as the adjusted effective tax rate, excluding the impact of Petroleum Resource Rent Tax in Australia and Specific Tax on Mining Activities in Chile.

	Global %	Australia %
TTC effective tax rate	30.6	33.0

Our effective tax rate over the past five years


50
45
40
35
30
25
Adjusted ETR including royalties
Adjusted ETR
39.9%
44.7%
42.2%
40.7%
38.9%
31.4%
36.0%
33.2%
34.1%
32.1%
FY2018
FY2019
FY2020
FY2021
FY2022

What is your effective tax rate for Continuing operations, as disclosed in the Annual Report?

We report our adjusted effective tax rate for Continuing operations in our Annual Report, which exclude the impact of all income and expense items related to Discontinued operations. Discontinued operations include the Group's Petroleum business that was merged with Woodside on 1 June 2022. For further information, refer to Financial Statement note 27 'Discontinued operations'.

Our global adjusted effective tax rate for Continuing operations in FY2022 was 31.2 per cent. It is reconciled to the statutory effective tax rate shown below.

	2022		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	33,137	(10,737)	32.4
Adjusted for:			
Exchange rate movements	–	(233)	
Exceptional items[1]	620	454	
Adjusted effective tax rate	**33,757**	**(10,516)**	**31.2**

1 Refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2022.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

28 | BHP | Economic Contribution Report 2022

1 Our contribution 2 Our to tax approach 3 Our payments 4 Additional information Basis of Report preparation The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board. The ‘Total payments as defined by the UK Requirements’ included in pages 20 to 25 have been prepared in accordance with the requirements of DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations (the ‘UK Requirements’). Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2022. For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets’ payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BHP Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the asset. For information purposes, the BHP share of the payments made by our significant equity accounted investments have been shown on page 6 even though no amounts have been included in our total payments to governments. Where an acquisition is completed in the year, or a company is newly consolidated in the year, the numbers relating to that business are included from the date of acquisition. Where a disposal has been completed in the year, the numbers relating to that disposal have been included up to the point of disposal. For example, this Report includes payments attributable to the Petroleum business that was divested as part of the merger with Woodside, which was completed on 1 June 2022. Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ‘total payments to governments’ and include the following payment categories: Corporate income taxes Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes. For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted. For example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile. Royalty-related income taxes Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are included within total taxation expense in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2022. Taxes levied on production Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2022. BHP Economic Contribution Report 2022 29

4 Additional information continued Royalties Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2022. Royalty-related income taxes are excluded from royalties. Production entitlements Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. Fees Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions. Payments for infrastructure improvements Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities. Signature, discovery or production bonuses Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced. Other payments Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax and land tax. These payments are not required to be disclosed by the UK Requirements. Excluded amounts The following are not included in total payments to governments: Taxes collected Tax payments made to governments on behalf of our employees. Indirect taxes Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax. Penalties and interest Payments to governments resulting from the imposition of penalties, fees or interest. Other Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in both DTR 4.3A and the UK Regulations). Projects Payments made on a project-by-project basis (refer to Payments made on a project-by-project basis section of this Report) present payments by entity when not specifically attributable to a project. Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Requirements. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2022, consisted entirely of projects that undertook relevant activities as defined by the UK Requirements. The Payments made on a project-by-project basis section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include: – losses from one entity can be offset against taxable income of another entity within the same tax consolidated group – only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO – typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group. Reporting currency All payments to governments on pages 20 to 25 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise. 30 BHP Economic Contribution Report 2022

1 Our contribution 2 Our to tax approach 3 Our payments 4 Additional information Glossary Adjusted effective tax rate Total taxation expense excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items. Adjusted effective tax and royalty rate Total taxation expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items. BHP or the Group BHP Group Limited and its respective subsidiaries. Current tax expense The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years. Continuing operations Assets/operations/entities that are owned and/ or operated by BHP, excluding major assets/ operations/entities classified as Discontinued operations, as disclosed in our Financial Statements note 27 Discontinued operations. Discontinued operations Major assets/operations/entities that have either been disposed of or are classified as held for sale in accordance with IFRS 5/AASB 5 Non-current Assets Held for Sale and Discontinued operations, as disclosed in our Financial Statements note 27 Discontinued operations. Deferred tax expense The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method. Employees and contractors Employee data is based on a ‘point-intime’ snapshot of employees as at 30 June 2022, including employees on extended absence, without adjustment for BHP ownership percentage. Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period, July 2021 and April 2022. Global Reporting Initiative Standards The GRI Standards represent global best practice for reporting publicly on a range of economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation’s positive or negative contributions to sustainable development. Government Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking). Income tax expense The total of current tax expense and deferred tax expense. Low-tax jurisdictions In classifying which countries are ‘low-tax jurisdictions’, we have applied the EU list of non-cooperative jurisdictions for tax purposes, issued in December 2017 by the European Union and subsequently updated. The updated list used in this Report was issued in February 2022. Payments to shareholders and investors Geographical distribution is based on the registered address of shareholders (for returns to shareholders, including dividends). Profit before taxation Profit before taxation when presented by country is adjusted for intercompany dividends. Project Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Report The Report has been prepared for BHP’s financial year from 1 July 2021 to 30 June 2022. Social investment Includes community contributions and associated administrative costs (including costs borne by BHP to facilitate the operation of the BHP Foundation) and BHP’s equity share in community contributions for both operated and non-operated joint ventures. UK Regulations The Reports on Payments to Governments Regulations 2014, as amended. UK Requirements The UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations. BHP Economic Contribution Report 2022 31

4 Additional information continued Independent Auditor’s Report to the Directors of BHP Group Limited Opinion We have audited the Total payments to governments of $17,257 million (‘Total payments to governments’) of BHP Group Limited and its subsidiaries (collectively, the BHP Group) for the year ended 30 June 2022. In our opinion, the Total payments to governments of $17,257 million in the ‘Our payments to governments’ section of BHP Group’s Economic Contribution Report 2022 (‘the Report’) for the year ended 30 June 2022 is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the ‘Basis of Report preparation’ section of the Report (‘the Basis of Report preparation’). Basis for Opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Total payments to governments section of our report. We are independent of BHP Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the Total payments to governments in Australia, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. of Emphasis Report preparation of Matter – Basis and Restriction on Reliance We draw attention to the Basis of Report preparation contained in the ‘Basis of Report preparation’ section of the Report which describes the basis of accounting. This basis of accounting is of such importance that it is fundamental to your understanding of the Total payments to governments. Our opinion is not modified in respect of this matter. This audit report has been prepared for the directors of BHP Group in accordance with our engagement agreement with BHP Group. We disclaim all responsibility to any other party for any loss or liability that the other party may suffer or incur arising from or relating to or in any way connected with the contents of our report or the reliance upon our report by the other party. Other Information Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor’s report. BHP Group is responsible for the other information. Our opinion on the Total payments to governments does not cover the other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated. We are required to report if we conclude that there is a material misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we have nothing to report. for Responsibilities the Total payments of Management to governments BHP Group’s management is responsible for the preparation of the Report and for establishing a framework in which the Total payments to governments and other information in the Report has been prepared. Management has determined that this framework as set out in the Basis of Report preparation is appropriate to the needs of the users of the Report. Management is also responsible for such internal controls as Management determines are necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error. Audit Auditor’s of the Responsibilities Total payments for to the governments Our objectives are to obtain reasonable assurance about whether the Total payments to governments is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Report. As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the Total payments to governments, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP Group’s internal control. – Evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by management. We communicate with the directors, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Ernst & Young Melbourne 2 September 2022    A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation 32 BHP Economic Contribution Report 2022

Corporate directory

BHP Registered Offices

BHP Group Limited

171 Collins Street
Melbourne VIC 3000

Telephone Australia 1300 55 47 57
Telephone International +61 3 9609 3333
Facsimile +61 3 9609 3015

Group Company Secretary

Stefanie Wilkinson

BHP Corporate Centres

United Kingdom

Nova South, 160 Victoria Street
London, SW1E 5LB, UK

Telephone +44 20 7802 4000
Facsimile: +44 20 7802 4111

Chile

Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago

Telephone +56 2 2579 5000
Facsimile +56 2 2207 6517

Commercial Office

Singapore

10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983

Telephone +65 6421 6000
Facsimile +65 6809 4000

Share Registrars and Transfer Offices

Australia

BHP Group
Limited Registrar
Computershare Investor
Services Pty Limited
Yarra Falls,
452 Johnston Street
Abbotsford VIC 3067
Postal address –
GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780
(within Australia)
+61 3 9415 4020
(outside Australia)

Facsimile
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Email enquiries:
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BHP Group
Limited Depositary
Computershare Investor
Services PLC
The Pavilions,
Bridgwater Road
Bristol BS13 8AE
Postal address (for
general enquiries)
The Pavilions,
Bridgwater Road
Bristol BS99 6ZZ

Telephone
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Facsimile
+44 370 703 6101

Email enquiries:
webcorres@
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South Africa

BHP Group Limited
Branch Register
and Transfer Secretary
Computershare Investor
Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa
Postal address –
Private Bag X9000
Saxonwold,
2132 South Africa

Telephone
+27 11 373 0033

Facsimile
+27 11 688 5217

Email enquiries:
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Holders of shares
dematerialised into Strate
should contact their CSDP
or stockbroker.

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Takapuna Auckland 0622
Postal address –
Private Bag 92119
Auckland 1142

Telephone
+64 9 488 8777

Facsimile
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United States

Computershare Trust
Company, N.A.
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Postal address –
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Providence RI
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Telephone
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Facsimile
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Telephone
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+1 877 248 4237
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Email enquiries:
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Website:
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Annual Report
2022



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2022

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BHP | Economic Contribution Report 2022 |

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 6, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary